January 8, 2007

H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 7010
Washington, D.C. 20549-7010

RE:       Rockies Region Private Limited Partnership
Amendment No. 2 to Registration Statement on Form 10
Filed October 3, 2006
File No. 0-51959

Dear Mr. Schwall:

This letter is our response to the comment letter received from the Staff of the Securities and Exchange Commission ("Staff"), dated October 23, 2006 ("Comment Letter"), in reference to Amendment No. 2 to Registration Statement on Form 10, File No. 0-51959, filed on October 3, 2006, by Rockies Region Private Limited Partnership (the "Partnership" or "RRPLP").

This transmittal letter keys our responses to your letter.  For the convenience of the Staff, each of the comments from the October 23, 2006, letter is restated in italics prior to the response.

Prior to responding to your comments, we would like to provide the following:

Background:

The Partnership became subject to the reporting requirements of the Exchange Act on December 31, 2005, when it satisfied the criteria of § 12(g) of the Exchange Act.  In accordance with the mandates of § 12(g), the Partnership filed its Form 10 registration statement with the Commission on May 1, 2006.  The Form 10 registration statement became effective by operation of law 60 days later on June 30, 2006.  On that date, the Partnership became fully subject to the reporting requirements under § 13(a) of the Exchange Act.  In that regard, the Partnership has filed its quarterly report on Form 10-Q for the quarter ended June 30, 2006, and is currently preparing its quarterly report for the quarter ended September 30, 2006, and is preparing for its annual audit and filing on Form 10-K, as well.  The Partnership is fully committed to complying with its § 13 reporting obligations and will make every effort to do so.

Specific Partnership Factors to Consider:

•   The Partnership's investor group is static, with little opportunity for a partner to liquidate their equity investment.

H. Roger Schwall

Securities and Exchange Commission

January 8, 2007

•   The investment of the 952 investors in the Partnership is not liquid and is not expected ever to be liquid.

•   There is no market for their Partnership interests, and no market for the interests is expected to ever develop.

•   We believe that the investors were fully aware of these factors when they invested, and also believe that they accounted for this non-liquidity when they made their investment decision.  Their equity at risk, for the duration of their partnership, is proportionate to their ownership interest, and they do have certain protective "kick-out" rights in that regard.  We believe that they have educated themselves as to the nature of their investment before their investment when they received the offering memorandum.

•   We believe that the focus of the investors is, rather, on the cash flow of the Partnership together with the monthly cash distributions which begin generally six to nine months following the commencement of drilling.

•   We believe that the investors generally have little interest in the Form 10, because that document principally replicates the offering memorandum, which was provided to them before they made their investment decision.

•   We believe, rather, that the investors' interest would be attracted to the follow-on periodic reports on Forms 10-Q and 10-K as to the financial condition and financial results of their investment in the Partnership.  Because of the static nature of the partnership and  because there is no active market for partnership interests, there is no investing public or "following" of the Partnership and its operations, other than the 952 investors.  We believe that the investors focus on cash flow and cash distributions and perhaps to a lesser degree on the current financial condition and results of operations of the Partnership to the extent that that information may impact future cash flows (and distributions/returns on investment).

H. Roger Schwall

Securities and Exchange Commission

January 8, 2007

Our Proposed Approach to the timing of, and venue for, addressing updated disclosure items:

The Information in Form 10

We believe that the Form 10 that we filed for RRPLP was factually and legally correct, and substantially complied with the filing and disclosure requirements.

For example, with regard to your Comment #1, which relates to our drilling Wattenberg wells to "the Codell formation or deeper", please be advised of the following:  At the time we filed the RRPLP Form 10, we were in the process of drilling our 38 Wattenberg wells.  Accordingly, we stated in our Form 10 that our Wattenberg wells were to be drilled to "the Codell formation or deeper."  This statement accurately reflected an on-going and uncompleted drilling program which is looking forward to the future, as the drilling progresses.  That statement was absolutely factual and true.  In support of that fact, as it turned out, when we had finished drilling our 38 successful Wattenberg wells, each was drilled to the Codell formation, thus meeting the disclosed expectation of drilling to that formation or deeper.

The Venue for Reporting Updated Information

Our view is that we should report updated financial and operating information, such as the results of our completed drilling program (which was completed in a manner consistent with the expectation communicated in our Form 10 disclosure) in a current periodic filing on Form 10-Q or 10-K, rather than bringing current the "static" original registration statement, the Form 10.  We respectfully request the Staff's concurrence, to respond fully to your Comment #1 and as many of your other comments as possible in the living current Partnership reports, the Forms 10-Q and 10-K, as applicable.  We can either amend the filed Form 10-Q or include the living disclosure into our next Form 10-Q.  We believe that the needs of our investors will be best served by their reviewing current filings with current information, rather than updating the original Form 10 registration statement, whose purpose was to render the registrant subject to the mandates of the Exchange Act and to bring the registrant under the on-going reporting obligations of the Act.  We believe the best interests of our investing public - the 952 Partnership investors - will be best served by supplying them with fresh information that is current, including the current information requested by the Staff in its letters of comments, in our Form 10-Q.  We respectfully request the Staff's concurrence with our proposal.

We respond to your letter as follows:

Engineering Comments

Business, page 1

H. Roger Schwall

Securities and Exchange Commission

January 8, 2007

1.    Please clarify the exact formations you targeted in the Wattenberg field.  We believe your use of the term "the Codell formation or deeper" may not be an adequate description of your objectives in the development of your properties in this multi-formation field.

       Response:  The Codell Formation (Codell) was the primary objective in each of the thirty eight wells drilled in the Wattenberg field.  It was the intent of PDC to drill no shallower than the Codell Formation and if economically prudent PDC would drill deeper.  We respectfully inform the Staff that we believe that the disclosure in this Form 10/A adequately described our objectives for these wells given the fact that the Codell or deeper was the primary target for each of the wells drilled.  We confirm to the Staff that we will expand disclosure in our next filing to name the specific formations drilled in the Wattenberg field.

Title to Properties, page 3

2.   Please clarify in this section if any geological formations that produce hydrocarbons on the lands that you own are excluded from your interests.  This should include all formations that produce or are prospective for hydrocarbons, regardless of the depths of your wells.

       Response:  As set forth in the "Partnership Prospects" section on page 4, there are four potential productive formations found in the Wattenberg area: the Sussex, the Niobrara, the Codell and the J Sand.  When a well is drilled, there are no geological formations excluded.  Each well is drilled to best evaluate any prospective formations that PDC believes may produce economically viable hydrocarbons for the benefit of the Partnership, based on the merits of any particular horizon in the local area of any well to be drilled.  No horizons are excluded as potential targets; however, interest earned extends only to the deepest depth drilled, with no significant limitations on shallower horizons.

Partnership Prospects, page 4

3.   We have read your response to comment 3 of our letter dated August 31, 2006, regarding geological formations that may be excluded from your property interests.  As we understand, the predominant hydrocarbon producing geological interval in the Wattenberg field is the J Sandstone.  We believe the geological interval known as the Cordell formation is above the J Sandstone.  If you do not have an interest in the J Sandstone or any significant hydrocarbon bearing formation below or above the Cordell formation you should fully disclose it.  Under this scenario, you should include disclosure clarifying that J Sandstone is predominant hydrocarbon producing geological interval in the Wattenberg field, but you do not have an interest in that zone or other hydrocarbon bearing zones, and that your wells will not be producing from those intervals.  Please advise us of any additional information about your interest that you believe should be considered and which may result in an alternative view.

H. Roger Schwall

Securities and Exchange Commission

January 8, 2007

     Response:  As stated in our response to comment 2 above, there are no horizons excluded from PDC's interest.  In the area where PDC historically has been active, and where the majority of the Partnership wells have been drilled, the Codell is the dominant producing horizon.  Additionally, the Codell is found to be commercially productive across wide areas, whereas the local commercially productive J Sandstone areas are smaller and discontinuous.  For the wells drilled, it was determined that it was not economically prudent to expend additional funds to drill additional footage in an attempt to establish J Sandstone production.  If PDC had determined it to be prudent to drill to the J Sandstone, it would have drilled to a depth sufficient to test the J Sandstone.  PDC, however, determined that the best prospect for the greatest financial/commercial payout would be the Codell; therefore, PDC stopped drilling at a depth to test the Codell.  There are no significant limitations on producing from shallower horizons.

Risk Factors, page 11

Reduction in prices of oil and natural gas reduce the profitability, page 12

4.   Please disclose how much the price of gas in the Rocky Mountain region has changed from December 31, 2005 to the present; and explain the implications of this change for continued production and results of operations at the levels you report for 2005.

Response:  We have revised the referenced risk factor in our filing on Form 10-Q for the quarterly period ended June 30, 2006, filed with the SEC on December 8, 2006, consistent with your comment.  See Item 1A, Risk Factors, of Part II.

The high level of drilling activity could result in an oversupply of natural gas, page 12

5.   Please expand this risk factor to clarify that gas produced from the Rocky Mountain region typically sells at a material discount to gas produced from other regions of the country due to pipeline capacity constraints, and that this condition may exist for the foreseeable future, if consistent with your experience and outlook.

Response:  We have revised the referenced risk factor in our filing on Form 10-Q for the quarterly period ended June 30, 2006, filed with the SEC on December 8, 2006, consistent with your comment.  See Item 1A, Risk Factors, of Part II.

Information concerning reserves and future net revenues estimates is inherently uncertain, page 15

6.    Please reconcile your disclosure under this heading with the definition of proved reserves set forth in Rule 4-10(a) of Regulation S-X, which states that proved reserves are volumes that are reasonably certain to be recovered.  If your proved reserves are more risky than

H. Roger Schwall

Securities and Exchange Commission

January 8, 2007

 others in the industry, it may be necessary to reassess the characterization of the related quantities as proved reserves.  If you continue to believe your disclosure is on point, please submit an analysis of the revisions that would be necessary to only present quantities of oil and gas that fully comply with the reserve definitions.

Response:  We note your comment and respectfully advise the Staff that our proved reserves meet the definition of such as set forth in Rule 4-10(a) of Regulation S-X and that the disclosed risk is provided to identify a significant factor that makes the offering speculative or risky as promulgated by Item 503(c) of Regulation S-K.  While we do not believe our proved reserves are more or less risky than others in the industry, we do believe that the risk specifically applies to the Partnership as well as the industry and does not apply to "any issuer or any offering."  We have revised the referenced risk factor in our filing on Form 10-Q for the quarterly period ended June 30, 2006, filed with the SEC on December 8, 2006, to provide additional clarity.  See Item 1A, Risk Factors, of Part II.

Notes to Financial Statements, page F-8

Note 7 - Supplemental Reserve Information, page F-14

7.         We have read your response to comment 4 of our letter dated August 31, 2006, concerning your quantities of proved developed reserves, indicating you would prefer to limit disclosure about partial periods of production to future filings.  We believe it would be meaningful for investors to know if your production was for the entire quarter or less than the full quarter.  We reissue prior comment 4.

Response:  We have expanded the related disclosure in our filing on Form 10-Q for the quarterly period ended June 30, 2006, filed with the SEC on December 8, 2006, consistent with your comment.  See Note 7 to financial statements.

In addition, the Partnership acknowledges that:

•   the Partnership is responsible for the adequacy and accuracy of the disclosure in the Amendment;

•   Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•  the Partnership may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the US.

H. Roger Schwall

Securities and Exchange Commission

January 8, 2007

If you would like to further discuss any of our responses to the Staff's comments or if you would like to discuss any other matters, please telephone me at (304) 842-6256.  Additionally, in my absence, you may contact Cindy Dalton, Director of Financial Reporting, at the same number.

Respectfully,

/s/ Darwin L. Stump

Darwin L. Stump
Chief Accounting Officer

Enclosure

cc:       Peter A. Mendes, Partner, KPMG LLP
          Laurence S. Lese, Esq., Duane Morris LLP